Invest in Stratifund

www. seedinvest. com/ stratifund/ seed/ questionsanswers

"Deciding whether or not to invest in a private company can be a daunting task. If you don't know how to research a company then you should rely on Stratifund to be your guide. Stratifund turns company filings into plain English so you can make more informed decisions" - Sherwood Neiss, Co-author of equity crowdfunding law

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Highlights

- 36 companies launched equity crowdfunding campaigns in first 2 weeks
- 32 Independent reports available on Stratifund.com
- Stratifund all access subscription starts at $9.99/month
- Days Left to Invest: 60
- Security Type: Convertible Note
- Target Minimum Raise Amount: US $200,000
- Maximum Raise Amount: US $1,000,000

Overview

Stratifund makes equity crowdfunding convenient and approachable. Using a proprietary algorithm backed by research, Stratifund offers unbiased ratings, comprehensive deal reports, and educational materials. Stratifund subscribers can quickly compare and evaluate all live equity crowdfunding deals to make more informed and time-efficient decisions.

Until Stratifund, there was a gap between desire to invest and information. Stratifund fills that gap by delivering an independent, user-friendly platform that blends all the deals on one site with independent evaluation criteria.

Equity crowdfunding is a rapidly growing industry. When investors have questions about equity crowdfunding, there's a clear answer: Stratifund.

What people are saying:

Equity Crowdfunding industry expert: "Availability of independent analysis of companies raising money via securities-based finance is an important component of investor protection. I have worked closely with the Stratifund team for many months. They have a highly experienced team that developed an easy to use tool for the equity crowdfunding investor" - Jason Best, Co-author of equity crowdfunding law

Press: "Its management team has the expertise needed to create an algorithm capable of rating offerings as objectively and reliably as possible" – David Freedman, Crowdfunding-Investor and co-author of "Equity Crowdfunding for Investors"

Finance TechnologyAngel InvestorsEquity CrowdfundingImpact Investing Minneapolis

Website: http: //www. stratifund. com

Product & Service

Typical stock reports are dull and confusing. Stratifund isn't typical. Stratifund reports feature everything you need to evaluate a deal in a clear, easy-to-understand format. They're comprehensive, straightforward, and unbiased. Each report includes information in five key categories: Team, Industry, Competition, Differentiation, and Financials.

Want to compare deals? You've come to the right place. Our website features every available equity crowdfunding deal. Browse all the deals or filter by your interests. It's all at your fingerprints.

Still learning the basics of equity crowdfunding? We also offer educational materials to get you up to speed fast. Whether you're a first-time investor or just want to up your game, we've got you covered.

Gallery

Stratifund Equity Crowdfunding 101: Get Ahead of the Game. Intro to Equity Crowdfunding

Media Mentions

Team Story

The investment industry lives and dies by ratings. No one has time to research every potential deal, so we rely on ratings for quick, informed facts on stocks, bonds, and mutual funds. But what about start-ups? With the launch of Title III equity crowdfunding, the general public can invest in early stage companies.

More than any other category, high-risk early stage companies need ratings in order to clarify position.

More than any other investment group, the everyday investor needs ratings in order to make informed choices.

Necessity is the mother of invention. Enter Stratifund: An independent resource focused on ratings, reports, and education for the equity crowdfunding industry.

Founders



Alex Thaler

Co-CEO and Co-Founder

Alex Thaler has a proven track record of building businesses and fueling strategic growth. Alex's experience includes time at Boston Consulting Group, during which he developed acceleration strategies for numerous clients. Prior to co-founding Stratifund, Alex worked to launch a novel primary care clinic concept within a health club.

Alex holds an MBA from The Wharton School of Management at the University of Pennsylvania with a major in Finance and Healthcare Management, and an MS in Engineering Design and Innovation and BS in Industrial Engineering from Northwestern University



Jeff Yurecko

CFO and Co-Founder

Jeff Yurecko is an experienced CFO of early stage businesses. Prior to co-founding Stratifund, Jeff spent 8 years as a management consultant advising private equity and corporate clients with merger and acquisition due diligence, including cross-border transactions, restructuring initiatives, and contract negotiation support. Jeff is also an alumni of a "Big 4" accounting firm where he spent several years as a financial statement auditor.

Jeff holds a degree from the University of Wisconsin and is a CPA in the state of Minnesota.



Marc Snover

Co-CEO and Co-Founder

Marc Snover brings extensive experience in business valuation and due diligence research in investment banking and corporate development. He also worked as a research analyst covering both the buy side and sell side of transactions, and his background includes financial securities regulation as a broker/dealer auditor.

Marc holds an MBA from the University of Notre Dame, Mendoza College of Business as well as an Economics and Finance degree from Southern Methodist University.



Dean Banks

Board Chair and Co-Founder

Dean Banks is a co-founder and advisor at Stratifund, and an executive at Google X. His previous roles include CEO of Vergent Bioscience, VP at Highland Capital Partners, and also held the position of Vice President of Product Excellence at Tornier, becoming SVP of Business Development and Strategic Marketing after Tornier acquired OrthoHelix Surgical Designs. He has extensive experience with early and growth-stage medical technology and healthcare industry investments. Dean has also served in executive, strategic planning, business development, consulting and sales roles at Cleveland Clinic Innovations, Connective Orthopaedics, Cytyc (acquired by Hologic), and Ethicon Endo-Surgery (a Johnson and Johnson Company).

Dean holds an MBA from Harvard Business School and a BA from Miami University. He also served for five years with the United States Marine Corps.



Jeff Julkowski

Director and Co-Founder

Jeff Julkowki has founded, operated ,and successfully exited multiple businesses, most recently Chamilia, a consumer jewelry business acquired by Swarovski in 2013 where he was named a Ernst & Young Entrepreneur Of The Year® in 2011. Jeff spent seven years on Wall Street as an equity analyst researching investments at Morgan Stanley and Salomon SmithBarney/Citigroup.

Jeff holds an MBA and is a graduate of the United States Military Academy at West Point. He served for three years with the United States Army.

Key Team Members



Jason Grey

CTO

Notable Advisors & Investors



Jason Best

Advisor, Jason co-authored the JOBS Act that paved the way for equity crowdfunding



Sherwood Neiss

Advisor, Sherwood co-authored the JOBS Act that paved the way for equity crowdfunding

Q&A with the Founder

- **What is your go to market and pricing strategy in the near term?**

    Our initial product is an educational report for investors to help them better understand how to analyze an equity crowdfunding investment opportunity and is targeted towards the everyday investor. We conducted initial surveys and interviews to identify the profile of this investor and what they are looking for, and developed and continuously refined the product based on feedback. The premise behind our pricing model was to allow investors more ability to diversify their investments in crowdfunded companies. This resulted in a subscription model with a low monthly fee (starting at $9.99) to get access to all of the reports. This way customers don't just buy one or two reports and then invest in one or two companies. We want investors to understand that investing in 10-20 companies can actually reduce their risk, and we didn't want our business model to restrict that. However, we also want to give our customers what they want, so we plan to test a 'pay-per-report' model to give investors the freedom to do that if they would like.

- **What is your customer acquisition strategy?**

    We will have a significant portion of our budget set aside to market and get eyes to our site. Our plan is based on focused online ad spending to reach our target audience to drive the right customer to our site. This is based on both our profile of the equity crowdfunding investor and expertise in reaching this consumer with the help of a digital marketing firm we are partnered with. Their model is to continually test and refine our approach, continually reinvesting our marketing dollars towards the channel with the highest return, initially including the following: Google display, banner ads, retargeting, Facebook, LinkedIn, Twitter. We will also leverage the launch of Title III crowdfunding to launch our PR strategy. Stratifund was a part of the DC demo day launch event and has received initial press coverage, including an article in Forbes alongside a Google Hangout with Forbes Contributor Devin Thorpe, and an article in Crowdfund Insider, a leading on line crowdfunding and fintech news site.

- **How are reports compiled?**

  We scour company filings, deal pages, research reports, and other sites to identify all relevant information on a company's team, the industry it plays in, each of the competitors in the industry, how the company is differentiated, and financial considerations of the deal. We do hours of research to bring it to our users in a simplified manner. We then analyze this information and synthesize it into our report template touching on key points within each category: Team, Industry, Competition, Differentiation and Financials. All along the entire research process, we are inputting data into our 30+ point algorithm that gives us and our readers an idea of the opportunity the company has in front of it and how transparent the company was with investors. Our algorithm then gives us individual category ratings and the total score the company will receive. You can see this detail on the first page of our reports.

- **Who creates the reports and content?**

  We have a detailed report writing and approval process to ensure the product we put out on all companies is accurate. To ensure this, our process brings in all members of our current team to help out in one way or another. Some of us are in charge of research and writing while others do the editing, regularly rotating roles to ensure consistency.

- **As the number of equity crowdfunding deals grows, how will you scale?**

  Our business model was built to accommodate a rapidly growing industry, fully anticipating to expand into ancillary markets as our core product adoption takes off. To do this, our first challenge was to build an effective technology platform. Our site and the technology that support it are fully scalable. They were built with the expectation of thousands of deals to come. Our CTO, who was the former Chief of Technology of a $1B+ company, has built an architecture that lays the chassis for further feature enhancements and automation. We have similarly developed our report writing process with scale in mind. This consists of completing an objective algorithm process, followed by the report writing itself. To confirm the objectivity, multiple team members have rated prior deals to confirm consistent ratings. What this does is allows for rapid expansion, either through expert temporary labor (ex-consultants and bankers) or permanent labor via our training program and review process. We can scale up and down our labor needs as deal volume ebbs and flows.

- **What is your strategy for long term growth?**

  Our focus is on increasing the market adoption of our core equity crowdfunding product while expanding into ancillary markets and additional customers. We plan to expand into Title II, or crowdfunding for accredited investors, in the moderate term. We plan to modify our report for this individual and develop a marketing strategy tailored at reaching this consumer. Longer term, we plan to add corporate subscriptions as we build partnerships with corporations who will benefit from adding our offering to their product line.

- **How big is the market opportunity and how many equity crowdfunding investors will be looking for services such as Stratifund?**

When building our business model, we looked to other crowdfunding industry launches over the past decade. The launch of Title II in the United States created the market for angel investing for accredited investors through online portals. In the first year alone, over 500 companies successfully raised over $200M in funding. Crowdfunding as an industry worldwide raised over $35B in 2015, an increase of over 10x from less than $3B in 2012. In terms of number of investors interested, we see the number in the tens of thousands in the next 12 months. Multiple platforms have tens of thousands of investors on their mailing lists. Numbers of this magnitude provide Stratifund significant growth potential if awareness for Title III investing can be created and we can capture even a fraction of these numbers.

Term Sheet

Fundraising Description

- Round description
    Seed

- Minimum investment
    US $350

- Target Minimum Raise Amount
    US $200,000

- Maximum Raise Amount
    US $1,000,000

Key Terms

- Security Type
    Convertible Note

- Conversion discount
    15%

- Valuation Cap
    US $3,000,000

- Interest rate
    5%

- Note term
    24 months

Use of Proceeds

Prior Rounds

Pre-Seed

- Round size
     US $200,000
- Close date
     Feb 10, 2016
- Security Type
     Convertible Note

Financial Discussion

Our financial statements cover the period from February 9, 2016, the inception of the company, to April 30, 2016. These statements have been reviewed by Craig Denlinger, CPA with Artesian CPA, LLC.

The financial statements can be found in the Data Room.

Our financial condition. The company commenced operations in February 2016. To date, we have not generated any revenues. In February 2016, the company issued a convertible note to Jeff Julkowski for $200,000. The note matures on December 31, 2016 and is convertible into 4,000,000 shares of common stock. At April 30, 2016, we had $101,463 in cash on hand.

Our recent offerings of securities. In February 2016, the company issued a convertible note to Jeff Julkowski for $200,000. The note matures on December 31, 2016 and is convertible into 4,000,000 shares of common stock. The note was sold in reliance on Section 4(a)(2) of the Securities Act. The proceeds of the note have been put towards the operating expenses of the company, including developing the research reports, drafting content, developing the website payments to consultants, and legal costs of this offering.

On May 2, 2016, we issued 4,000,000 shares of common stock to our 5 co-founders. The shares were sold in reliance on Section 4(a)(2) of the Securities Act.

Our valuation. We have not undertaken any efforts to produce a valuation of the company. The interest rate and valuation cap on the convertible notes, merely reflect the opinion of the board as to what a fair value would be.

Our use of proceeds. We are seeking to raise $1,000,000 in this offering through Regulation Crowdfunding, with a target raise of $200,000. The net proceeds of this offering will be used to cover our operating expenses.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the company. The following uses of the net proceeds are based on the company's current spending forecast and include:

If we raise our target amount of $200,000:

• $85,000 to pay our management and employees to run the business;

• $35,000 for continued development and maintenance of the web platform;

• $22,500 for marketing;

• $20,000 for general and administrative expenses, which includes rent, utilities, insurance and legal expenses;

• $7,500 for content creation and business development; and

• $30,000 for expenses directly attributable to this offering.

If we raise $1,000,000:

• $425,000 to pay our management and employees to run the business;

• $210,000 for continued development of the web platform;

• $180,000 for marketing;

• $45,000 for general and administrative expenses, which includes rent, utilities, insurance and legal expenses;

• $50,000 for content creation and business development; and

• $90,000 for expenses directly attributable to this offering.

Risks and Disclosures

Crowdfunding for early stage companies is relatively new. Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

Will there be sufficient market for our products and at what price point? We will only succeed if there is sufficient demand for our independent research. Subscribers must believe that our product enables them to make better investment decisions, enhances their knowledge of early stage investing, makes the investment and due diligence process more time efficient, and/or provides a more convenient investing experience. Moreover, they must be willing to continue to pay for subscriptions at a level that allows the company to generate a profit.

This is a brand-new company. We were formed in 2016, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

We compete with other companies. A number of competitors exist that either provide online content supporting the crowdfunding industry or aggregate available deals. Not all of these companies currently charge for their services. Currently, no identified competitors exist that are providing this spectrum of services. As crowdfunding grows in popularity, these competitors and other companies may directly compete with us, as limited barriers to entry exist at this point.

Our accountant has included a "going concern" note in its review report. We may not have enough funds to sustain the business until it becomes profitable. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two. Additionally, even if targeted funds are raised, it is likely that we will need to raise additional funds in the near future.

We depend on a small management team. We depend on the skill and experience of Marc Snover, Alex Thaler, and Jeff Yurecko. Each has a different skill set. Only Marc and Alex are currently working for the company full-time, and only Marc is paid by us. Jeff has responsibilities to other companies and is not currently a paid employee. If Regulation Crowdfunding is adopted quickly as a viable way to raise money and demand for our product is high, our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

We are controlled by our officers and directors. Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

The company will need to raise additional money in the future. We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies

We could become subject to regulation. Our business model involves providing retail investors with online educational content and independent research reports on early stage companies. Since we do not offer investment advice or analysis nor make investment recommendations in our research reports, we have not registered as an investment adviser with any state or federal securities regulators. As crowdfunding grows, the SEC or other securities regulators may determine that firms such as ours that engage with crowdfunding investors should be regulated. If we do become subject to regulation, we do not know the time and expense it would take to manage compliance issues.

We are selling convertible notes. The convertible notes will convert into equity securities in the event that the company: 1) sells preferred stock to outside investors where we raise at least $1 million; 2) we sell all the company's assets, merge with another company, or are taken over by another company; or 3) upon the maturity of the notes. This means that investors will have to wait until a conversion event occurs to know what size stake they have in the company, or what its value might be as assessed by outside investors. An outside investor may value the company at an amount below the $3 million valuation cap in the convertible note. The valuation cap is not an indication of the company's current value.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Stratifund's Stratifund Form C

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Stratifund's Stratifund Form C here.

Data Room

Name	Last Modified	Type
Pitch Deck and Overview (2 files)	Apr 27, 2016	Folder
Product or Service (5 files)	Apr 27, 2016	Folder
Financials (1 file)	Jun 2, 2016	Folder
Investor Agreements (1 file)	Jun 2, 2016	Folder
Due Diligence (1 file)	Jun 2, 2016	Folder